ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 OCT 16 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/ 365 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

06017581

SUPPL

October 5, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Additional Petroleum Production from Arthit Project by using Floating Production Storage and Off-loading (FPSO)

Reference: Letter PTTEP No. 1.810/ L.324 /2003, dated November 21, 2003
Letter PTTEP No. 1.910/ L. 027 /2004, dated January 22, 2004
Letter PTTEP No. 1.910/ 170 /2006, dated May 4, 2006

Reference is made to the Gas Sales Agreement of Arthit Project in which PTT Exploration and Production Public Company Limited (PTTEP) will start up production at 330 million standard cubic feet per day (MMSCFD) in the first quarter of 2008. Due to the rising demand in natural gas, PTTEP has agreed in principle with PTT Public Company Limited (PTT) to increment the production rate of Arthit Project.

PTTEP wishes to report that the company has leased a Floating Production Storage and Off-Loading (FPSO) in order to accelerate the additional gas supply from Arthit project to an average of 120 - 150 MMSCFD for a minimum of 3 years starting from the first quarter of 2008. The company is now in discussion with PTT on the terms and conditions of this transaction.

Yours sincerely,

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

Maroot Mrigadat
President